

10025735

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52290

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/09   AND ENDING   12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRACK DATA SECURITIES CORP.

	OFFICIAL USE ONLY
FIRM I.D. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Rockwell Place

Brooklyn, New York   11217

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aviva Jakubowitz   (718) 522-7373

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Berman, CPA

1091 Furth Road, North Woodmere, NY 11581

CHECK ONE:

    X   Certified Public Accountant
        Public Accountant
        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1410(06-02)

OATH OR AFFIRMATION

I, Aviva Jakubowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRACK DATA SECURITIES CORP. , as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
C.E.O
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
  (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
  (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).

TRACK DATA SECURITIES CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2009

TRACK DATA SECURITIES CORP.

DECEMBER 31, 2009

CONTENTS

	PAGE
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Supplementary Information:	
Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1	12
Reconciliation of Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1 to Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	12
Computation for Determination of Reserve Requirement Pursuant to Rule 15c 3-3	13
Subordinated Liabilities	13
Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5	14-15

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 496-3678

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Track Data Securities Corp.
Brooklyn, NY

I have audited the accompanying statement of financial condition of Track Data Securities Corp. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.10 under the Commodities Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Track Data Securities Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934 and CFTC Regulation 1.16 under the Commodities Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Berman CPA

North Woodmere, NY
February 12, 2010

TRACK DATA SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and Cash Equivalents	$ 5,581,761
Receivable from Clearing Broker	947,743
ECN Receivable	65,127
Other Assets	495,343
TOTAL ASSETS	**$ 7,089,974**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 705,149
Due To Parent	172,427
Due to Broker Dealers	1,065
TOTAL LIABILITIES	**878,641**
Contingencies	
Shareholder's Equity	
Common Stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding	1,305,000
Additional Paid In capital	1,800,000
Retained Earnings	3,106,333
	6,211,333
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 7,089,974**

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:

Commissions	$ 11,258,267
ECN Income	897,045
Futures Commissions	44,434
Other Income	688,462
Total Revenues	12,888,208

Operating Expenses:

Clearance And Exchange Fees	2,515,701
ECN Clearance And Commissions	1,480,004
Management Fees	2,700,000
Salaries and Wages	1,278,514
Professional Fees	266,598
Telephone and Data Access	647,450
Assessment	190,000
Rent	65,130
Other Operating Expenses	208,107
Total Operating Expenses	9,351,504
Operating Income	3,536,704

Other Income (Expense):

Interest Income	18,111
Federal and State Income Taxes	(1,421,926)
Net Income	$ 2,132,889

The Accompanying Notes Are an Integral Part
of These Financial Statements

3

TRACK DATA SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances, beginning	$ 1,305,000	$ 1,800,000	$ 2,973,444	$ 6,078,444
Distribution	-	-	(2,000,000)	(2,000,000)
Net Income	-	-	2,132,889	2,132,889
Balances, ending	$ 1,305,000	$ 1,800,000	$ 3,106,333	$ 6,211,333

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net Income	$	2,132,889
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) in receivable from clearing broker		(184,768)
Decrease in other assets		131,805
(Decrease) in Due To Broker Dealers		(1,674)
Increase in Accounts Payable		160,841
Decrease in ECN Receivable		135,640
Increase in Due To Parent		69,918
Total Adjustments		311,762
Net Cash (Used In) Operating Activities		2,444,651
Cash Flows from Financing Activities		
Dividend Distribution		(2,000,000)
Net Cash (Used In) Financing Activities		(2,000,000)
Net Increase in Cash and Cash Equivalents		444,651
Cash and Equivalents, Beginning of Year		5,137,110
Cash and Equivalents, End of Year	$	5,581,761

The Accompanying Notes Are an Integral Part
of These Financial Statements

5

NOTE 1 –   THE COMPANY AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION AND BUSINESS

The Company was formed on December 10, 1998. The Company is registered with the United States Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) as a broker/dealer in securities, and with the National Futures Association (NFA). Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company operates Track ECN, an electronic communications network that enables traders to display and match limit orders for stocks. The Company is a Delaware corporation and is a wholly-owned subsidiary of Track Data Corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission, FINRA and other regulatory agencies, which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1500% of "Net Capital", as defined. At December 31, 2009, the Company's "Net Capital" was $ 5,618,915 and the "Required Net Capital", as defined, was $ 1,000,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 15.64 %.

The NFA net capital calculation is calculated the same as the FINRA net capital as described above, except the minimum net capital is $250,000.

NOTE 1 –   THE COMPANY AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

If the Company fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies, which ultimately could require the Company's liquidation. In addition, a change in the net capital rules, the imposition of new rules, a specific operating loss, or any unusually large charge against net capital could limit those operations of the Company that require the intensive use of capital and could limit its ability to expand its business.

The operations of the Company are subject to reviews by regulators within its industry, which include the SEC and FINRA. In the past, certain reviews have resulted in the Company incurring fines and required the Company to change certain of its internal controls and operating procedures. The Company incurred $190,000 in fines from FINRA in 2009. Management does not expect any ongoing reviews to have a material effect on the Company's financial position or statement of operations.

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to

NOTE 1 – **THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company complies with its clearing firms' margin requirements and procedures. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. At year end the Company had $8 million in margin credit extended to its customers. The Company believes it is unlikely to have to make material payments under the indemnification agreement and has not recorded any contingent liabilities in the financial statements. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, clearing firm, and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses

NOTE 1 –   THE COMPANY AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company has no transactions which have created a deferred tax asset or liability.

ECN REVENUES AND EXPENSES

ECN revenues and the related clearing expenses and rebates are recorded on a trade date basis as transactions occur.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 – CONTINGENCIES

In the ordinary course of business the Company may have various lawsuits, claims and proceedings of a nature normal to its business.

NOTE 3 – <u>RELATED PARTY TRANSACTIONS</u>

The Company is a wholly-owned subsidiary of Track Data Corporation.

For the year ended December 31, 2009, the Company paid $2,700,000 in management fees and $ 1,398,678 in expense reimbursements to Track Data Corporation.

At December 31, 2009, Track Data Securities Corp. owed the parent company $172,427 for expense reimbursements, income taxes, and other transactions. This amount is included in aggregate indebtedness.

The Company files a consolidated income tax return with its parent. At December 31, 2009, the Company accrued an expense of $1,421,926 in income taxes, computed at statutory rates, to its parent.

In April 2006 the principal shareholder of the Parent Company formed a private limited partnership of which he is the general partner for the purpose of operating a hedge fund for trading in certain option strategies. The Company has no financial interest in or commitments relating to, the hedge fund. The hedge fund opened a trading account with the Company. The Company charged commissions to the hedge fund totaling $ 57,000 for the year.

The Company occupies space in a location leased by its parent.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS
AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing
organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 947,743	
ECN receivable	65,127	
Due to Broker Dealers		$ 1,065
	$ 1,012,870	$ 1,065

SUPPLEMENTARY INFORMATION

TRACK DATA SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	6,211,333
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		6,211,333
Non-allowable assets		569,300
Net capital before haircuts on securities positions		5,642,033
Haircuts on securities		23,118
Net capital	$	5,618,915

Aggregate Indebtness

Accounts Payable	$	705,149
Due To Parent		172,427
Due to Broker Dealers		1,066
Total Aggregate Indebtness	$	878,642

Computation of basic net capital requirement

Minimum net capital requirement at 1,500 percent	$	58,576
Net capital requirement per aqreement with FINRA	$	1,000,000
Excess net capital	$	4,618,915
Excess net capital at 1,500 percent	$	5,560,339
Excess net capital at 1,000 percent	$	5,531,051

Ratio of aggregate indebtedness to net capital	15.64%

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial statements and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

See the Accompanying Independent Auditor's Report

SUPPLEMENTARY INFORMATION
(CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company is exempt under Section (k)(2)(b) of the rule. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at December 31, 2009, are as follows:

Balance, beginning of period	$ -
Increases	-
Decreases	-
Balance, end of period	$ -

See the Accompanying Independent Auditor's Report

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 496-3678

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Track Data Securities Corp.

In planning and performing my audit of the financial statements of Track Data Securities Corp. (The Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal Control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at DECEMBER 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, the Commodity Futures Trading Commission Regulation 1.16 and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

North Woodmere, NY
February 12, 2010

ROBERT BERMAN, CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

Stockholders and Directors
Track Data Securities Corp.
Brooklyn, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ([Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Track Data Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Track Data Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Track Data Securities Corp.'s management is responsible for the Track Data Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check register) noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

February 23, 2010